Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Goldie Walker

Re:	Withdrawal of form10ka.htm
Curtis Acquisition, Inc.
CIK 0001364831

Dear Ms. Walker:

On behalf of Curtis Acquisition, Inc., a Delaware corporation (the "Company"), and as per your message and our subsequent conversation, I am submitting this RW request to the August 7, 2006 filing noted below. The filing was inadvertently made under the wrong Submission Type and will be refiled under the correct Submission Type. The information for that filing is as follows:

Date:	August 7, 2006
Accession No:	0001354717-06-000037 (34 Act)
File No.:	000-52031
Form Type:	10KSB/A

The filing was made to amend the 10SB12G form June 5, 2006, accession number 0001354717-06-000026. The contents of the filing are a Form 10SB12G/A, which was correct. We will be making the proper filing immediately:

Correct Form Type:	10SB12G/A

We request that this filing be withdrawn pursuant to Securities Act Rule 477.

Also as per our conversation, this filing replaces the correspondence filed on October 3, 2006 requesting to correct the Form Type.

If you have any questions, please feel free to contact me at (216) 514-2310.

Very truly yours,

/s/ Randall H. Rosenthal
Randall H. Rosenthal
President, Treasurer, Secretary and Sole Director